UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 17, 2015

Item 1

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ARCOS DORADOS HOLDINGS INC.:

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcos Dorados Holdings Inc. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Buenos Aires, Argentina
March 17, 2015

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2014	2013	2012
Sales by Company-operated restaurants	$3,504,302	$3,859,883	$3,634,371
Revenues from franchised restaurants	146,763	173,427	163,023
Total revenues	3,651,065	4,033,310	3,797,394

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,243,907)	(1,350,515)	(1,269,146)
Payroll and employee benefits	(734,093)	(814,112)	(753,120)
Occupancy and other operating expenses	(997,065)	(1,055,188)	(984,004)
Royalty fees	(173,663)	(188,885)	(180,547)
Franchised restaurants – occupancy expenses	(63,939)	(63,273)	(56,057)
General and administrative expenses	(272,065)	(317,745)	(314,619)
Other operating expenses, net	(95,476)	(15,070)	(3,261)
Total operating costs and expenses	(3,580,208)	(3,804,788)	(3,560,754)
Operating income	70,857	228,522	236,640
Net interest expense	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(685)	(4,141)	(891)
Foreign currency exchange results	(74,117)	(38,783)	(18,420)
Other non-operating income (expenses), net	146	(848)	(2,119)
(Loss) income before income taxes	(76,549)	96,594	160,963
Income tax expense	(32,479)	(42,722)	(46,375)
Net (loss) income	(109,028)	53,872	114,588
Less: Net income attributable to non-controlling interests	(305)	(18)	(256)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.52)	0.26	0.55

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars

	2014	2013	2012
Net (loss) income	$(109,028)	$53,872	$114,588

Other comprehensive income (loss), net of tax:

Foreign currency translation	(85,858)	(60,821)	(8,104)
Defined benefit pension plan:
Net loss recognized in AOCI	(544)	—	(1,213)
Reclassification of net loss to net income	199	382	—
Defined benefit pension plan (net of $178, $197 and $624 of income taxes for the fiscal years ended December 31, 2014, 2013 and 2012, respectively)	(345)	382	(1,213)
Cash flow hedges:
Net gains (loss) recognized in AOCI	5,158	537	(4,195)
Reclassification of net (gain) loss to net income	(2,792)	(164)	3,101
Cash flow hedges (net of $nil of income taxes)	2,366	373	(1,094)
Total other comprehensive loss	(83,837)	(60,066)	(10,411)
Comprehensive (loss) income	(192,865)	(6,194)	104,177
(Less) Plus: Comprehensive loss (income) attributable to non-controlling interests	(200)	134	(277)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(193,065)	$(6,060)	$103,900

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Balance Sheets
For the fiscal years ended December 31, 2014 and 2013
Amounts in thousands of US dollars

ASSETS	2014	2013
Current assets
Cash and cash equivalents	$139,030	$175,648
Accounts and notes receivable, net	83,003	110,696
Other receivables	65,147	136,577
Inventories	53,403	105,421
Prepaid expenses and other current assets	84,593	109,144
Deferred income taxes	17,188	27,974
McDonald’s Corporation’s indemnification for contingencies	—	991
Collateral deposits	4,832	—
Total current assets	447,196	666,451
Non-current assets
Miscellaneous	78,883	91,924
Collateral deposits	5,325	5,325
Property and equipment, net	1,116,281	1,244,311
Net intangible assets and goodwill	57,864	70,375
Deferred income taxes	75,319	97,687
Derivative instruments	9,517	490
McDonald’s Corporation’s indemnification for contingencies	4,395	3,696
Total non-current assets	1,347,584	1,513,808
Total assets	$1,794,780	$2,180,259
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$220,337	$311,060
Royalties payable to McDonald’s Corporation	16,953	30,663
Income taxes payable	29,473	29,906
Other taxes payable	91,290	107,586
Accrued payroll and other liabilities	112,072	141,970
Provision for contingencies	777	1,748
Interest payable	20,627	21,899
Short-term debt	32,528	7,549
Current portion of long-term debt	6,156	4,727
Derivative instruments	10,958	2,048
Deferred income taxes	895	—
Total current liabilities	542,066	659,156
Non-current liabilities
Accrued payroll and other liabilities	18,440	35,446
Provision for contingencies	11,427	13,074
Long-term debt, excluding current portion	761,080	771,171
Deferred income taxes	4,180	6,113
Total non-current liabilities	795,127	825,804
Total liabilities	1,337,193	1,484,960
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,216,043 shares issued and outstanding at December 31, 2014; 129,867,426 shares issued and outstanding at December 31, 2013	365,701	358,820
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding at December 31, 2014 and 2013	132,915	132,915
Additional paid-in capital	15,974	17,250
Retained earnings	244,791	404,287
Accumulated other comprehensive losses	(302,467)	(218,735)
Total Arcos Dorados Holdings Inc. shareholders’ equity	456,914	694,537
Non-controlling interests in subsidiaries	673	762
Total equity	457,587	695,299
Total liabilities and equity	$1,794,780	$2,180,259

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars

	2014	2013	2012
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc	$(109,333)	$53,854	$114,332
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	116,811	114,860	92,328
Loss from derivative instruments	685	4,141	891
Amortization and accrual of letter of credit fees and deferred financing costs	4,195	4,363	4,342
Net income attributable to non-controlling interests	305	18	256
Deferred income taxes	7,419	9,113	14,228
Foreign currency exchange results	55,894	23,350	13,788
Accrued net share-based compensation expense	9,252	7,027	1,265
Loss from purchase, exchange and call of 2019 Notes	—	23,467	—
Impairment of long-lived assets and goodwill	52,915	2,958	2,665
Write-offs of property and equipment	7,111	6,489	4,259
Others, net	5,449	(8,806)	(2,064)
Changes in assets and liabilities:
Accounts payable	(16,128)	96,957	22,575
Accounts and notes receivable and other receivables	(9,779)	(43,835)	(48,168)
Inventories, prepaid and other assets	53,082	(102,362)	14,628
Income taxes payable	15,884	10,773	(23,042)
Other taxes payable	(27)	13,727	8,414
Interest payable	(1,054)	1,492	6,134
Accrued payroll and other liabilities and provision for contingencies	(198)	(9,883)	(9,956)
Others	608	9,311	13,238
Net cash provided by operating activities	193,091	217,014	230,113
Investing activities
Property and equipment expenditures	(169,813)	(313,462)	(294,478)
Purchases of restaurant businesses paid at acquisition date	(825)	(324)	(6,004)
Proceeds from sale of property and equipment	3,237	7,751	6,643
Proceeds from sales of restaurant businesses	1,938	6,452	—
Loans to related parties	(2,500)	(2,000)	(7,000)
Other investing activity	(1,001)	(9,072)	(5,582)
Net cash used in investing activities	(168,964)	(310,655)	(306,421)
Financing activities
Issuance of 2023 Notes	—	378,409	—
Dividend payments to Arcos Dorados Holdings Inc.’ shareholders	(50,036)	(37,527)	(50,036)
Net payment of derivative instruments	—	(9,975)	(4,322)
Purchase and call of 2019 Notes	—	(237,006)	—
Issuance of 2016 Notes	—	—	149,658
Issuance of other long-term debt	33,267	8,483	3,073
Net short-term borrowings	26,296	8,743	(157)
Other financing activities	(8,343)	(8,825)	(7,570)
Net cash provided by financing activities	1,184	102,302	90,646
Effect of exchange rate changes on cash and cash equivalents	(61,929)	(17,864)	(5,788)
(Decrease) increase in cash and cash equivalents	(36,618)	(9,203)	8,550
Cash and cash equivalents at the beginning of the year	175,648	184,851	176,301
Cash and cash equivalents at the end of the year	$139,030	$175,648	$184,851

Supplemental cash flow information:
Cash paid during the year for:
Interest	$71,369	$61,771	$55,347
Income tax	13,139	25,422	30,700
Non-cash investing and financing activities:
Issuance of 2023 Notes as consideration for the exchange of 2019 Notes	$—	$98,767	$—
Dividend declared pending of payment	12,509	12,509	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	1,864	3,711	—

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2014, 2013 and 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non-controlling interests	Total
	Number	Amount	Number	Amount
Balances at December 31, 2011	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629
Net income for the year	—	—	—	—	—	114,332	—	114,332	256	114,588
Other comprehensive losses	—	—	—	—	—	—	(10,432)	(10,432)	21	(10,411)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	12,900	—	—	12,900	—	12,900
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(242)	—	(242)	—	(242)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(118)	(118)
Balances at December 31, 2012	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310
Net income for the year	—	—	—	—	—	53,854	—	53,854	18	53,872
Other comprehensive losses	—	—	—	—	—	—	(59,914)	(59,914)	(152)	(60,066)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	338,014	7,166	—	—	(7,166)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	5,782	—	—	5,782	—	5,782
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(292)	—	(292)	—	(292)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(271)	(271)
Balances at December 31, 2013	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the year	—	—	—	—	—	(109,333)	—	(109,333)	305	(109,028)
Other comprehensive losses	—	—	—	—	—	—	(83,732)	(83,732)	(105)	(83,837)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	348,617	6,881	—	—	(6,881)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	6,163	—	—	6,163	—	6,163
Acquisition of non-controlling interests	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Dividends on restricted share units under the 2011 Equity Incentive Plan	—	—	—	—	—	(127)	—	(127)	—	(127)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(97)	(97)
Balances at December 31, 2014	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.           Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). See Note 4 for details. Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.           Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

3.           Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Foreign currency translation (continued)

See Note 21 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of purchase, to be cash equivalents.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant, which is when the Company has performed substantially all initial services required by the franchisee agreement. Royalty income represents the difference, if any, between the amount the Company collects from the franchisee and the amount the Company is required to pay to McDonald’s Corporation. Royalty income is recognized in the period earned.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees and debit and credit card receivables. Accounts receivable are initially recorded at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover losses resulting from the inability of its franchisees to make required payments. In judging the adequacy of the allowance for doubtful accounts, the Company considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables.

Other receivables

Other receivables primarily consist of value-added tax and other tax receivables (amounting to $32,115 and $60,165 as of December 31, 2014 and 2013, respectively), receivables with an independent logistic operator (amounting to $11,795 and $38,213 as of December 31, 2014 and 2013, respectively) and receivables from related parties (amounting to $1,796 and $16,773 at December 31, 2014 and 2013, respectively). Other receivables are reported at the amount expected to be collected.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both company-operated and franchise restaurants while equipment costs primarily relate to company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed – when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include option periods; and equipment  3 to 12 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight line basis.

The Company is required to pay to McDonald’s Corporation an initial franchisee fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Letter of credit fees are amortized on a straight-line basis over the term of the Letter of Credit.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Impairment and disposal of long-lived assets (continued)

During June 2014, the Company performed an impairment testing of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment), as mentioned in Note 21. As a result of this analysis, the Company recorded an impairment charge of $45,186, primarily associated to a real estate acquired during the fourth quarter of 2013, using  a fair market value approach. The impairment charge also included certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. Afterwards, in the fourth quarter, the Company assessed all markets for impairment indicators. As a result of these assessments, the Company performed the impairment testing of its long-lived assets in the following markets:

	2014	2013	2012
Puerto Rico	Yes	Yes	Yes
Mexico	Yes	Yes	Yes
Peru	Yes	Yes	Yes
Aruba	Yes	Yes	Yes
Curacao	Yes	Yes	Yes
USVI	Yes	Yes	Yes
Venezuela	Yes	No	No
Colombia	Yes	Yes	No

As a result of the impairment testing the Company recorded the following impairment charges for the markets indicated below:

Fiscal year	Markets	Total
2014	Mexico, Puerto Rico, Peru, Colombia and Venezuela	$50,886
2013	Mexico, Puerto Rico and Peru	2,958
2012	Mexico, Puerto Rico and Peru	1,982

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis. The annual impairment test is mostly performed during the fourth quarter of the fiscal year and compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. As a result of the analyses performed during fiscal years 2014 and 2012, the Company recorded impairment charges of the full amounts of goodwill that had been generated in the acquisition of restaurants in Puerto Rico. The impairment charges amounting to $2,029 in 2014 and $683 in 2012 are included within “Other operating expenses, net” in the consolidated statements of income. No impairments of goodwill were recognized during fiscal year 2013.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $146,363, $160,184 and $147,194 in 2014, 2013 and 2012, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $44,828, $49,820 and $46,614 in 2014, 2013 and 2012, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, a tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

The Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. This service allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of the Company, the financial institutions also allow suppliers to sell their receivables to the financial institutions in an arrangement separately negotiated by the supplier and the financial institution. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. All of the Company’s obligations, including amounts due, remain to the Company’s suppliers as stated in the supplier agreements. As of December 31, 2014 and 2013, $1,850 and $1,859, respectively, of the Company’s total accounts payable are available for this purpose and have been sold by suppliers to participating financial institutions.

Share-based compensation

The Company recognizes compensation expense as services required to earn the benefits are rendered. See Note 16 for details of the outstanding plans and the related accounting policies.

Derivative financial instruments

The Company utilizes certain hedge instruments to manage its interest rate and foreign currency rate exposures, among others. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity as accumulated other comprehensive income (loss) or net income (loss) depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.           Summary of significant accounting policies (continued)

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving its employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 17 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation gains and losses, unrealized results on cash flow hedges as well as unrecognized prior service costs of post-employment benefits as components of comprehensive income.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017.  The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

In August 2014, the FASB issued new guidance related to the disclosures around going concern. The new standard provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard will not have a material impact on the Company’s financial statements.

No other new accounting pronouncement issued or effective during the periods had or is expected to have a material impact on the Company’s consolidated financial statements.

4.           Acquisition of businesses

LatAm Business

On August 3, 2007, the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean for a final purchase price of $698,080.

The acquisition of the LatAm business was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. When the fair value of the net assets acquired exceeded the purchase price, the resulting negative goodwill was allocated to partially reduce the fair value of the non-current assets acquired on a pro-rata basis.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.           Acquisition of businesses (continued)

LatAm Business (continued)

In connection with this transaction, ADBV and certain subsidiaries (the “MF subsidiaries”) also entered into 20-year Master Franchise Agreements (“MFAs”) with McDonald’s Corporation which grants to the Company and its MF subsidiaries the following:

i.	The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.	The right and license to grant sub franchises in each territory;
iii.	The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.	The right to advertise to the public that it is a franchisee of McDonald’s;
v.	The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. The amount to be paid during the first 10 years of the MFAs is equal to 5% of the US dollar equivalent of the gross product sales of each of the franchised restaurants. This percentage increases to 6% and 7% for the subsequent two  5-year periods of the agreement. Payment of monthly royalties is due on the seventh business day of the next calendar month.

Pursuant to the MFAs provisions, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s System (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

Other acquisitions

During fiscal years 2014, 2013 and 2012, the Company acquired franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2014	2013	2012
Property and equipment	$583	$2,186	$1,793
Identifiable intangible assets	518	6,628	6,061
Goodwill	2,029	—	1,196
Assumed debt	—	(317)	—
Gain on bargain purchase of franchised restaurants	(71)	(3,827)	(1,161)
Purchase price	3,059	4,670	7,889
Restaurants sold in exchange	—	(635)	—
Settlement of franchise receivables	(1,436)	—	(1,885)
Seller financing	(798)	(3,711)	—
Purchase price paid at acquisition date	$825	$324	$6,004

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.           Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2014	2013
Receivables from franchisees	$38,330	$52,475
Debit and credit card receivables	38,826	39,098
Meal voucher receivables	12,962	14,375
Notes receivable	2,258	9,846
Allowance for doubtful accounts	(9,373)	(5,098)
	$83,003	$110,696

6.           Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2014	2013
Prepaid taxes	$43,228	$45,782
Prepaid expenses	29,279	48,576
Promotion items	12,086	14,786
	$84,593	$109,144

7.           Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2014	2013
Land	$171,776	$190,424
Buildings and leasehold improvements	704,636	727,567
Equipment	620,166	686,744
Total cost	1,496,578	1,604,735
Total accumulated depreciation	(380,297)	(360,424)
	$1,116,281	$1,244,311

Total depreciation expense for fiscal years 2014, 2013 and 2012 amounted to $101,703, $96,563 and $77,503, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.           Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2014	2013
Net intangible assets (i)
Computer software cost	$64,103	$69,319
Initial franchise fees	18,136	25,629
Reacquired franchised rights	9,878	11,625
Letter of credit fees	940	940
Others	1,000	—
Total cost	94,057	107,513
Total accumulated amortization	(51,088)	(54,042)
Subtotal	42,969	53,471

Goodwill (ii)
Mexico	6,840	7,748
Brazil	6,247	7,021
Ecuador	273	273
Peru	189	201
Chile	1,227	1,416
Colombia	119	245
Subtotal	14,895	16,904
	$57,864	$70,375

(i)
Total amortization expense for fiscal years 2014, 2013 and 2012 amounted to $15,108, $18,297 and $14,825, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $15,108 for 2015, $11,332 for 2016; $2,223 for 2017; $2,223 for 2018; $2,223 for 2019; and thereafter $9,860.

(ii)	Related to the acquisition of franchised restaurants (Mexico, Brazil, Peru, Chile and Colombia) and non-controlling interests in subsidiaries (Ecuador and Chile).

9.           Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.           Accrued payroll and other liabilities (continued)
	2014	2013
Current:
Accrued payroll	$82,396	$101,183
Long-term incentive plan	806	3,620
Dividends payable	12,509	12,509
Accrued expenses	8,720	13,422
Amnesty program	—	2,220
Other liabilities	7,641	9,016
	$112,072	$141,970
Non-current:
Long-term incentive plan	$—	$1,302
Amnesty program	—	15,598
Other liabilities	18,440	18,546
	$18,440	$35,446

10.           Short-term debt

Short-term debt consists of the following at year-end:

	2014	2013
Bank overdrafts (i)	$528	$7,156
Other short-term loans (ii)	32,000	393
	$32,528	$7,549

(i)
As of December 31, 2013, mainly comprised of an overdraft granted by Banco Francés in Argentina totaling 43.5 million of Argentine Pesos (equivalent to $6,676 at year-end exchange rate). This overdraft matured in April 2014 and accrued interest at an annual rate of 21.75%. During January 2014 this overdraft was settled before its maturity.

(ii)
As of December 31, 2014, mainly comprised of a loan granted by Citibank in Colombia totaling $32 million. This loan matures in January 2015 and accrues interest at a weighted-average annual rate of 2.34%.

Revolving Credit Facility

On August 2, 2013, ADBV renewed its committed revolving credit facility with Bank of America, N.A., as lender, for up to $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.           Short-term debt (continued)

Revolving Credit Facility (continued)

No amounts are due at the date of issuance of these consolidated financial statements in connection with this revolving credit facility.

11.           Long-term debt

Long-term debt consists of the following at year-end:

	2014	2013
2023 Notes	$468,976	$468,470
2016 Notes	254,963	287,547
Capital lease obligations	5,652	7,563
Other long-term borrowings	37,645	12,318
Total	767,236	775,898
Current portion of long-term debt	6,156	4,727
Long-term debt, excluding current portion	$761,080	$771,171

2023 and 2016 Notes

On September 27, 2013, the Company issued senior notes which are due in 2023 (the “2023 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes discussed below and to repay certain of the Company’s short-term debt.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs (“DFC”) and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilean reais notes due in 2016 (the “2016 Notes”). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

The 2023 and 2016 Notes (the “Notes”) are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

2023 and 2016 Notes (continued)

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes matured on October 1, 2019 and bore interest of 7.5% per year. Periodic payments of principal were not required under the 2019 Notes. Interest was paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

On September 10, 2013 the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of ADBV outstanding 2019 Notes for newly issued 2023 Notes and to purchase any and all of ADBV outstanding 2019 Notes for cash. The tender and exchange offer expired on September 23, 2013 and October 7, 2013, respectively. At September 30, 2013 the Company accepted and exchanged $89,955 of ADBV 2019 Notes and accepted and purchased $118,366 of ADBV 2019 Notes that were tendered prior to September 23, 2013 (the early exchange date and tender expiration date). The total aggregate amount exchanged or purchased was $208,321, representing 67.5% of the then outstanding principal amount of the 2019 Notes. The Company issued senior notes due 2023 for an aggregate principal amount of $98,225 and paid $51 in cash as consideration for the exchange. The Company paid $128,131 as tender consideration for the purchase (equal to a redemption price of 108.25%). The Company also paid $7,638 in cash for accrued and unpaid interests related to the tendered and exchanged debt. On October 7, 2013, the Company accepted and exchanged $512 of ADBV 2019 Notes that were tendered after the early exchange date and before the exchange expiration date in connection with the tender and exchange offer that had been launched in September 2013. The Company issued additional 2023 Notes for an aggregate principal amount of $542 and paid $2 in cash as consideration for this additional exchange.

In addition, on December 17, 2013, the Company exercised its option to redeem all of the then outstanding principal amount of ADBV 2019 Notes ($99,767) at a redemption price equal to 109.129%. As a result, the Company paid $108,875 plus $1,580 of accrued and unpaid interests related to the called portion of the 2019 Notes.

As a result of the purchase, exchange and call described above, the Company incurred a one-time loss amounting to $23,467. This loss was comprised of (i) $18,873 related to the consideration in excess of the principal amount of the purchased and called debt, (ii) $2,599 related to the accelerated amortization of deferred financing costs of the purchased and called debt, (iii) $1,127 related to the accelerated accretion of the original discount of the purchased and called debt, and (iv) $868 related to the costs incurred in connection with the exchange offer. The exchange of debt was accounted for as a modification of debt and as such, the related effects are being recognized prospectively based on a new effective interest rate of the 2023 Notes. Loss from the purchase and call of the 2019 Notes at a price higher than the nominal value amounted to $18,873 in 2013. This charge is included within “Net interest expense” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Long-term debt (continued)

Other required disclosures

The following table presents additional information related to the 2023 Notes, 2016 Notes and 2019 Notes:

			Principal as of December 31,
	Annual interest rate	Currency	2014	2013	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	253,989	285,763	July 13, 2016
2019 Notes	7.5%	USD	—	—	October 1, 2019

	Interest Expense (i)			DFC Amortization (i)			Accretion of Premium (i)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
2023 Notes	$31,387	$8,196	$—	$438	$109	$—	$506	$123	$—
2016 Notes	28,798	31,418	30,051	778	777	704	—	—	—
2019 Notes	—	18,765	23,145	—	3,056	610	—	1,802	266

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

At December 31, 2014, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2015	$6,156	$61,369	$67,525
2016	257,237	60,778	318,015
2017	3,263	34,439	37,702
2018	4,450	34,056	38,506
2019	4,475	33,646	38,121
Thereafter	495,472	130,894	626,366
Total payments	771,053	355,182	1,126,235
Interest	—	(355,182)	(355,182)
Discount on 2023 Notes	(7,772)	—	(7,772)
Premium on 2023 Notes	2,981	—	2,981
Premium on 2016 Notes	974	—	974
Long-term debt	$767,236	$—	$767,236

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments

Derivatives not designated as hedging instruments

Bond swaps

On December 10, 2009, the Company decided to hedge part of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars to Brazilian reais.

On April 24, 2012 the Company settled these derivatives before their maturity. During fiscal year 2012, the Company made net payments to the counterparties totaling $4,322 and recognized net losses of $1,738 in connection with these agreements. The abovementioned loss is included within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 16 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to this risk, which was renewed twice and matures on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 1,022,551 Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014) over a US dollar notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $5.15 ($7.57 at the inception); or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95; or (iii) the consolidated net indebtedness to EBITDA ratio is greater than 3.0 to 1 (2.5 to 1 at the inception).

During fiscal year 2013 the Company reduced the notional number of class A shares underlying the total equity return swap transaction by 1,250,000 shares (equivalent to a notional amount of $17,211). The Company paid $1,731 as settlement of these share reductions (including interests and fees) during fiscal year 2013.

As from September 23, 2014, the Company is required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, being $500 the incremental basis. As of December 31, 2014, the collateral amounts to $4,832 and is presented as a current asset within “Collateral deposits”.

The Company has not designated the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within “General and administrative expenses”.  The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

During fiscal years 2014, 2013 and 2012, the Company paid interests amounting to $593, $746 and $318, respectively. See additional disclosures below for further information about this swap.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). In relation to these agreements, during fiscal years 2014, 2013 and 2012, the Company purchased a total amount of $30,454, $17,633 and $23,261, respectively. As of December 31, 2014, the Company has forward contracts outstanding with a notional amount of $12,375 that mature during 2015.

The Company made net collections (payments) totaling $1,451, $628 and $(949) during fiscal years 2014, 2013 and 2012, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes. Pursuant to this agreement, the Company received interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian reais and paid interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement used to mature on July 13, 2016 with exchange of principal. However, it was settled before its maturity.

The Company collected $1,828 and $372 of net interest from the counterparty during fiscal years 2013 and 2012, respectively. On October 4, 2013, the Company settled the swap agreement before its maturity for $9,975. As a result, the Company recorded a loss from the early settlement amounting to $4,187, which was included within “Loss from derivative instruments” in the income statement.

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08)% of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal. The Company paid $3,512 during fiscal year 2014.

See additional disclosures below for further information about these swap agreements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2014 and 2013:

		Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	2014	2013
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$857	$383
Cross-currency interest rate swap (i)	Derivative instruments	6,565	(180)
		7,422	203
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging
Total equity return swap (ii)	Derivative instruments	$(8,006)	$(1,378)
		(8,006)	(1,378)
Total derivative instruments		$(584)	$(1,175)

(i)
At December 31, 2014, presented in the consolidated balance sheet as follows: $9,517 as a non-current asset and  $2,952 as a current liability. At December 31, 2013,  presented in the consolidated balance sheet as follows: $490 as a non-current asset and $670 as a current liability.

(ii)	Presented in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2014 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$1,925	$(1,451)	$—
Cross-currency interest rate swap	3,233	(1,341)	—
Total	$5,158	$(2,792)	$—

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain of $5,084 as an adjustment to foreign exchange results and a loss of $3,743 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures (continued)
Derivatives Not Designated as Hedging Instruments	Loss Recognized in Income on Derivative instruments
Total equity return swap (ii)	$(7,221)
Others (iii)	(685)
Total	$(7,906)

(ii)	A $6,861 loss is recorded within “General and administrative expenses” and a $360 loss within “Net interest expense” in the Company’s consolidated statement of income.
(iii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2013 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)(ii)
Forward contracts	$1,011	$(628)	$—
Settled cross-currency interest rate swap	(294)	1,436	(4,187)
Outstanding cross-currency interest rate swap	(180)	(972)	—
Total	$537	$(164)	$(4,187)

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a loss of $921 as an adjustment to foreign exchange results and a gain of $457 as an adjustment to net interest expense.

(ii)
Related to the loss incurred in connection with the settlement of the cross-currency interest rate swap agreement before its maturity. This result is recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (iii)	$97
Others (iv)	46
Total	$143

(iii)	A $630 gain is recorded within “General and administrative expenses” and a $533 loss within “Net interest expense” in the Company’s consolidated statement of income.
(iv)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.           Derivative instruments (continued)

Additional disclosures (continued)

The following tables present the pretax amounts affecting income and other comprehensive income for the fiscal year ended December 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	$(901)	$949	$—
Settled cross-currency interest rate swap	(3,294)	2,152	—
Total	$(4,195)	$3,101	$—

(i)
The loss recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net loss recognized in income related to the cross-currency interest rate swap is presented in the consolidated income statement as follows: a loss of $3,314 as an adjustment to foreign exchange results and a gain of $1,162 as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments (i)
Bond swaps (i)	$(1,738)
Total equity return swap (ii)	(4,270)
Others (i)	847
Total	$(5,161)

(i)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.
(ii)	A $4,111 loss is recorded within “General and administrative expenses” and a $159 loss within “Net interest expense” in the Company’s consolidated statement of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.           Operating lease agreements

At December 31, 2014, the Company was the lessee at 2,593 locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants vary between 10 and 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalations terms vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays a monthly rental based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. The Company was required to make a cash deposit of $5,325 as collateral for the obligations assumed under this agreement.

At December 31, 2014, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total
2015	$142,296	$7,711	$150,007
2016	128,904	6,640	135,544
2017	118,873	5,884	124,757
2018	104,247	3,013	107,260
2019	89,205	1,469	90,674
Thereafter	443,431	2,820	446,251
Total minimum payment	$1,026,956	$27,537	$1,054,493

The following table provides detail of rent expense for fiscal years 2014, 2013 and 2012:

	2014	2013	2012
Company-operated restaurants (i)	$151,724	$153,538	$140,014
Franchised restaurants (ii)	48,814	48,911	44,457
Total rent expense	$200,538	$202,449	$184,471

(i)	Included within “Occupancy and other operating expenses” in the consolidated statements of income.
(ii)	Included within “Franchised restaurants – occupancy expenses” in the consolidated statements of income.

The following table provides a breakdown detail of rent expense between minimum and contingent rentals for fiscal years 2014, 2013 and 2012:

	2014	2013	2012
Minimum rentals	$131,463	$126,329	$117,006
Contingent rentals based on sales	69,075	76,120	67,465
Total rent expense	$200,538	$202,449	$184,471

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.           Franchise arrangements

Individual franchise arrangements generally include a lease and a license and provide for payment of initial fees as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The Company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. Franchisees pay related occupancy costs including property taxes, insurance and maintenance.  Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

At December 31, 2014 and 2013, net property and equipment under franchise arrangements totaled $170,400 and  $191,422, respectively (including land for  $48,797 and $58,976, respectively).

Revenues from franchised restaurants for fiscal years 2014, 2013 and 2012 consisted of:

	2014	2013	2012
Rent	$145,540	$171,859	$161,591
Initial fees (i)	564	929	780
Royalty fees (ii)	659	639	652
Total	$146,763	$173,427	$163,023

(i)	Presented net of initial fees paid to McDonald’s Corporation for $885, $1,150 and $882 in 2014, 2013 and 2012, respectively.
(ii)	Presented net of royalties fees paid to McDonald’s Corporation for $63,680, $69,933 and $65,756 in 2014, 2013 and 2012, respectively.

At December 31, 2014, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Leased sites	Total
2015	$7,284	$12,732	$20,016
2016	7,110	11,663	18,773
2017	6,923	10,811	17,734
2018	6,527	9,987	16,514
2019	5,352	9,288	14,640
Thereafter	28,467	51,701	80,168
Total	$61,663	$106,182	$167,845

15.           Income taxes

The Company’s operations are conducted by its foreign subsidiaries in Latin America and the Caribbean. The foreign subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such foreign countries.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)

Statutory tax rates in the countries in which the Company operates for fiscal years 2014, 2013 and 2012 were as follows:

	2014	2013	2012
Puerto Rico	20%	20%	20%
Argentina, Martinique, French Guyana, Guadeloupe, St Croix, St. Thomas, Aruba and Curacao	35%	35%	35%
Brazil and Venezuela	34%	34%	34%
Colombia	34%	34%	33%
Costa Rica, Peru and Mexico	30%	30%	30%
Panamá, Uruguay, Trinidad and Tobago and Netherlands	25%	25%	25%
Ecuador	22%	22%	23%
Chile	21%	20%	20%

Income tax expense for fiscal years 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
Current income tax expense	$25,060	$33,609	$32,147
Deferred income tax expense	7,419	9,113	14,228
Income tax expense	$32,479	$42,722	$46,375

Income tax expense for fiscal years 2014, 2013 and 2012 differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income as a result of the following:

	2014	2013	2012
Pre-tax (loss) income	(76,549)	96,594	160,963
Weighted-average statutory income tax rate (i)	40.9%	31.9%	35.2%
Income tax (benefit) expense at weighted-average statutory tax rate on pre-tax income	(31,346)	30,833	56,659
Permanent differences:
Change in valuation allowance	71,695	39,621	(7,660)
Non-deductible expenses	15,641	13,500	22,258
Tax benefits, including tax inflation adjustment	(53,173)	(43,868)	(26,335)
Exchange rate differences	28,287	115	199
Others	1,375	2,521	1,254
Income tax expense	32,479	42,722	46,375

(i)
Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities at December 31, 2014 and 2013 are presented below:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)
	2014	2013
Tax loss carryforwards (i)	$258,046	$276,468
Purchase price allocation adjustment	57,786	74,349
Property and equipment, tax inflation	53,172	41,212
Other accrued payroll and other liabilities	14,328	20,941
Share-based compensation	5,266	6,532
Provision for contingencies	2,700	2,809
Other deferred tax assets (ii)	40,777	20,880
Other deferred tax liabilities (iii)	(10,781)	(12,499)
Property and equipment - difference in depreciation rates	(32,850)	(41,087)
Valuation allowance (iv)	(301,012)	(270,057)
Net deferred tax asset	$87,432	$119,548

(i)
As of December 31, 2014, the Company and its subsidiaries has accumulated operating tax loss carryforwards amounting to $907,159. The Company has operating tax loss carryforwards amounting to $248,552, expiring between 2015 and 2019. In addition, the Company has operating tax loss carryforwards amounting to $184,101 expiring after 2019 and operating tax loss carryforwards amounting to $474,506 that do no expire.

(ii)	Venezuela’s foreign currency exchange differences is included in these figures amounting to $ 26,361 for the year ended December 31, 2014.
(iii)	Primarily related to intangible assets and foreign currency exchange differences.
(iv)	In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The total amount of $87,432 for the year ended December 31, 2014, is presented in the consolidated balance sheet as current asset, non-current asset, current liability and non-current liability amounting to $17,188, $75,319 $895 and $4,180, respectively.

 The total amount of $119,548 for the year ended December 31, 2013, is presented in the consolidated balance sheet  as current asset, non-current asset and non-current liability amounting to $27,974, $97,687 and $6,113, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences were $221,100 at December 31, 2014 and consisted of undistributed earnings considered permanently invested in subsidiaries. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2014 and 2013, the Company’s gross unrecognized tax benefits totaled $221 and $1,697   (including interests and penalties), respectively, that would favorably affect the effective tax rate if resolved in the Company’s favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:
	2014	2013
Balances at beginning balance	$1,697	$1,554
(Decrease) increase for positions taken in prior years	(1,476)	143
Balances at ending balance	$221	$1,697

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.           Income taxes (continued)

The Company is regularly under audit in multiple tax jurisdictions. It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the total amount of unrecognized tax benefits recorded. While the Company cannot estimate the impact that new information may have on the unrecognized tax benefit balance, the Company believes that the liabilities that are recorded are appropriate and adequate as determined under ASC 740. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2008.

16.           Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs the two months after the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three year's expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The employees affected by this resolution were 84. The total incremental compensation cost resulting from the modification as of December 31, 2014, amounts to $149, which has been recorded under “General and administrative expenses”.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at December 31, 2014 and 2013:

	2014	2013
Current share price (i)	5.41	12.12
Weighted-average base value of outstanding units	6.77	6.76
Expected volatility (ii)	40.4%	32.3%
Dividend yield	4.4%	2.0%
Risk-free interest rate	0.5%	0.1%
Expected term	1.58	0.95

(i)	Equal to the quoted market price per share at the end of the year.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table summarizes the activity under the plan for fiscal years 2014, 2013 and 2012:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)
	Units	Weighted-average base value	Weighted-average fair value
Outstanding at December 31, 2011	2,923,582	5.82	14.44
Exercised (i)	(696,067)	4.61
Forfeited	(98,294)	5.62
Outstanding at December 31, 2012	2,129,221	6.22	5.79
Exercised (ii)	(1,022,347)	5.69
Forfeited	(88,568)	6.32
Outstanding at December 31, 2013	1,018,306	6.76	5.23
Exercised (iii)	(119,464)	6.79
Forfeited	(25,304)	6.25
Outstanding at December 31, 2014	873,538	6.77	0.93
Exercisable at December 31, 2014	664,392	7.15	0.75

(i)	The total amount paid for these exercises was $5,811.
(ii)	The total amount paid for these exercises was $7,857.
(iii)	The total amount paid for these exercises was $344.

The following table provides a summary of the plan at December 31, 2014:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	664,392	209,146	873,538
Weighted-average fair market value per unit	0.75	1.53	0.93
Total fair value of the plan	497	319	816
Weighted-average accumulated percentage of service	100	96.71	98.72
Accrued liability (iii)	497	309	806
Compensation expense not yet recognized (iv)	—	10	10

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest in March 2015.
(iii)	The total accrued liability of $806 related to outstanding units is presented within “Accrued payroll and other liabilities” in the Company’s current liabilities balance sheet.
(iv)	Expected to be recognized in a weighted-average period of 2 months.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 12, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The adjustments to the value of the swap tend to minimize the adjustments to the carrying value of the ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the fiscal years 2014, 2013 and 2012 amounted to  $(3,772),  $1,875 and  $(15,746), respectively.

The Company recognized $905, $334 and  $4,424 of related income tax expense (benefit) during fiscal years 2014, 2013 and 2012, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.           Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces the ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like the ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years 2011, 2012, 2013 and 2014.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date. The following variables and assumptions have been used by the Company for purposes of measuring its stock options awards at each grant date (on the second quarter of each year):

	2014	2013	2012
Grant-date stock price (i)	8.58	14.31	14.35
Weighted-average strike price	8.58	14.31	14.35
Expected volatility (ii)	35.5%	38.0%	48.0%
Dividend yield	2.8%	1.7%	1.7%
Risk-free interest rate	1.3%	1.0%	0.8%
Expected term	4.1	5.0	5.0

(i)	Equal to the quoted market price per Class A share at market-closing of the date of grant.
(ii)	Based on implied volatility of the Company’s class A shares.

The resulting value of stock options and restricted share units granted was $491 and $2,723, respectively, during fiscal year 2014; $1,807 and $3,056, respectively, during the fiscal year 2013; $3,051 and $3,030, respectively, during  fiscal year 2012.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of  $6,163,  $5,782 and  $12,900 during fiscal years 2014, 2013 and 2012, respectively, of which  $2,503,  $1,964 and  $7,997 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognized $678, $88 and $2,807 of related income tax benefits during fiscal years 2014, 2013 and 2012, respectively.

Stock Options

The following table summarizes the activity of stock options during fiscal years 2014, 2013 and 2012:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2011	1,879,847	21.20	5.55
2012 annual grant	584,587	14.35	5.22
Outstanding at December 31, 2012	2,464,434	19.58	5.47
2013 annual grant	431,726	14.31	4.19
Forfeitures	(462,272)	19.97	5.41
Outstanding at December 31, 2013	2,433,888	18.57	5.26
2014 annual grant	247,475	8.58	1.98
Forfeitures	(130,528)	18.14	5.27
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Exercisable at December 31, 2014	1,104,516	19.99	5.48

The following table provides a summary of outstanding stock options at December 31, 2014:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	1,104,516	1,446,319	2,550,835
Weighted-average grant-date fair market value per unit	5.48	4.52	4.94
Total grant-date fair value	6,057	6,538	12,595
Weighted-average accumulated percentage of service	100.0	71.4	85.2
Stock-based compensation recognized in Additional paid-in capital	6,057	4,670	10,727
Compensation expense not yet recognized (iii)	—	1,868	1,868

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2015 and 2019.
(iii)	Expected to be recognized in a weighted-average period of 2.9 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during fiscal years 2014, 2013 and 2012:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2011	1,013,592	21.20
2012 annual grant	211,169	14.35
Outstanding at December 31, 2012	1,224,761	20.02
2013 annual grant	213,600	14.31
Partial vesting of 2011 grants (i)	(338,014)	21.20
Forfeitures	(158,279)	19.70
Outstanding at December 31, 2013	942,068	18.36
2014 annual grant	317,351	8.58
Partial vesting of 2011 grants (ii)	(274,314)	21.20
Partial vesting of 2012 grants (iii)	(74,303)	14.35
Forfeitures	(47,947)	15.11
Outstanding at December 31, 2014	862,855	14.38
Exercisable at December 31, 2014	—	—

(i)
The Company issued 338,014 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $7,166 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(ii)
The Company issued 274,314 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $5,815 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

(iii)
The Company issued 74,303 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $1,066 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance.

The following table provides a summary of outstanding restricted share units at December 31, 2014:

Number of units outstanding (i)	862,855
Weighted-average grant-date fair market value per unit	14.38
Total grant-date fair value	12,409
Weighted-average accumulated percentage of service	66.7%
Stock-based compensation recognized in Additional paid-in capital	8,273
Compensation expense not yet recognized (ii)	4,136

(i)	Related to awards that will vest between fiscal years 2015 and 2019.
(ii)	Expected to be recognized in a weighted-average period of 3.4 years.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.           Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2014 the Company must reinvest an aggregate of at least $180 million; and open no less than 250 new restaurants

(iii)	to commit to funding a specified Strategic Marketing Plan;
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)	to maintain a minimum fixed charge coverage ratio as well as a maximum leverage ratio.

Mainly as a consequence of changing the exchange rates used for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, mentioned in Note 21, the Company was not in compliance with the ratios mentioned in (v) above for certain periods in 2014. For that reason, on July 31, 2014, McDonald’s granted the Company a limited waiver for a six-month period (from and as of June 30, 2014 until and including December 31, 2014), during which time, the  Company was not required to maintain the financial ratios set forth in the MFA. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation. The Company continues monitoring the compliance with the quarterly ratios set forth in the MFA.

The Company has negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the fiscal years 2014, 2013 and 2012, the Company has recorded a royalty waiver amounting to $6.1 million, $8 million and $5 million, respectively, recorded as lower “Royalty fees” in the consolidated statements of income. As of June 1, 2014 the Company agreed with McDonald’s Corporation to calculate royalties using the SICAD II exchange rate. Therefore, no further waiver is being recorded, since SICAD II is the exchange rate used for remeasurement purposes (see Note 21 for more details).

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At December 31, 2014 the Company maintains a provision for contingencies amounting to $20,139 ($22,341 at December 31, 2013), which is presented net of judicial deposits amounting to $7,935 ($7,519 at December 31, 2013) that the Company was required to make in connection with the proceedings. As December 31, 2014 and 2013, the net amount of $12,204 and $14,822 is presented as follows: $777 and $1,748 as a current liability and $11,427 and $13,074 as a non-current liability, respectively. Breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.           Commitments and contingencies (continued)

Provision for contingencies (continued)

	2014	2013
Tax contingencies in Brazil (i)	$1,999	$2,235
Labor contingencies in Brazil (ii)	10,360	9,484
Other (iii)	7,780	10,622
Subtotal	20,139	22,341
Judicial deposits (iv)	(7,935)	(7,519)
Provision for contingencies	$12,204	$14,822

(i)
Tax contingencies in Brazil. It mainly relates to tax on bank account transactions (CPMF), abolished in 2007. During fiscal year 2012, the Company settled the contingency over royalty payments, paying $11,473 in cash. In addition, the Company entered into an amnesty program to settle the contingency related to VAT special treatment for restaurants in Rio de Janeiro in 18 equal monthly installments, commencing in May 2012, pursuant to which the Company reclassified $28,428 to “Accrued payroll and other liabilities” in the consolidated balance sheet. During fiscal year 2012, the Company also recorded an accrual of $3,770 and a currency translation adjustment amounting to $(2,327). In addition, during fiscal year 2012 there was an increase of $458 as a result of certain balance sheet reclassifications. During fiscal year 2013, the Company recorded an accrual of $13 and a currency translation adjustment amounting to $(527). In addition, the Company made certain balance sheet reclassifications totaling $(271) and settlements amounting to $991 that the Company recovered from McDonald’s Corporation. During fiscal year 2014, the Company recorded an accrual of $14 and a currency translation adjustment amounting to $(250). No settlements were done during fiscal year 2014.

(ii)
Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business. During fiscal years 2014, 2013 and 2012, the Company recorded accruals of $22,726,  $12,714 and  $10,751, respectively, primarily related to new dismissal claims and to increases on estimated future costs of outstanding claims; and a currency translation adjustment amounting to $(1,239), $(1,586) and $(930), respectively. In addition, the Company made settlements totaling $20,582, $15,900 and $15,211, respectively. During fiscal year 2014, the Company made certain balance sheet reclassifications amounting to $29.

(iii)
Other contingencies. It mainly relates to tax and labor contingencies in other countries. During fiscal years 2014, 2013 and 2012, the Company recorded accruals of $3,620,  $4,546 and $1,251, respectively; and currency translation adjustment amounting $(2,945), $(2,160) and $(1,195), respectively. In addition, the Company made settlements totaling $2,974 , $2,060 and $736, respectively. During fiscal years 2014 and 2013, the Company made certain balance sheet reclassifications amounting to $543 and $745, respectively.

(iv)
Judicial deposits. It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil. During fiscal years 2014, 2013 and 2012, there was a net increase amounting to $416, $300 and $367, respectively; including foreign currency translation for $(986), $(1,049) and $(671), respectively.

As of December 31, 2014, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $24 and $34 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

17.           Commitments and contingencies (continued)

During 2014, another franchisee filed a complaint against the Company and McDonald’s Corporation, asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs' attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolutions occurred in that lawsuit at the preliminary and first instance stages, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit.

At December 31, 2014, the non-current portion of the provision for contingencies includes $4,395 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

18.           Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.           Disclosures about fair value of finanacial instruments (continued)

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets
Cash equivalents	$44,375	$—	$—	$44,375
Cross-currency interest rate swap	—	9,517	—	9,517
Total Assets	$44,375	$9,517	$—	$53,892
Liabilities
Cross-currency interest rate swap	$—	$2,952	$—	$2,952
Total equity return swap	—	8,006	—	8,006
Long-term incentive plan	—	806	—	806
Total Liabilities	$—	$11,764	$—	$11,764

The derivative contracts were measured based on quotes from the Company’s counterparties. Such quotes have been derived using models pricing or discounted cash analysis that incorporate observable market parameters for all significant inputs such as interest yield curves, options volatilities and currency rates and that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At December 31, 2014, the fair value of the Company’s short-term and long-term debt was estimated at $806,000, compared to a carrying amount of $820,391. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices, and is similar to Level 2 within the valuation hierarchy. The carrying amount for both cash and equivalents and notes receivable approximates fair value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.	Disclosures about fair value of financial instruments (continued)

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2014, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

19.           Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents and accounts and notes receivables. Cash and cash equivalents are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivables are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. See Note 21 for additional information pertaining to the Company’s Venezuelan operations.

20.           Segment and geographic information

 The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which as from January 1, 2013 are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight in terms of number of restaurants and revenues. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela, which were part of SLAD, became part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographical divisions.

The following table presents information about profit or loss and assets for each reportable segment:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.           Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Revenues:
Brazil	$1,816,046	$1,842,324	$1,797,556
Caribbean division	594,220	830,447	754,730
NOLAD	385,114	407,772	384,041
SLAD	855,685	952,767	861,067
Total revenues	$3,651,065	$4,033,310	$3,797,394

Adjusted EBITDA:
Brazil	$237,699	$245,957	$240,954
Caribbean division	(8,136)	67,180	69,109
NOLAD	27,701	27,397	26,738
SLAD	87,976	105,495	93,756
Total reportable segments	345,240	446,029	430,557
Corporate and others (i)	(93,566)	(101,562)	(89,996)
Total adjusted EBITDA	$251,674	$344,467	$340,561

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$251,674	$344,467	$340,561

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(116,811)	(114,860)	(92,328)
Gains from sale or insurance recovery of property and equipment	3,379	10,326	3,328
Write-offs of property and equipment	(7,111)	(6,489)	(4,259)
Impairment of long-lived assets	(50,886)	(2,958)	(1,982)
Impairment of goodwill	(2,029)	—	(683)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(2,503)	(1,964)	(7,997)
One-time expenses related to G&A optimization plan	(4,707)	—	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(149)	—	—
Operating income	70,857	228,522	236,640
(Less) Plus:
Net interest expense	(72,750)	(88,156)	(54,247)
Loss from derivative instruments	(685)	(4,141)	(891)
Foreign currency exchange results	(74,117)	(38,783)	(18,420)
Other non-operating income (expenses), net	146	(848)	(2,119)
Income tax expense	(32,479)	(42,722)	(46,375)
Net income attributable to non-controlling interests	(305)	(18)	(256)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(109,333)	$53,854	$114,332

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

20.	Segment and geographic information (continued)

	For the fiscal year ended December 31,
	2014	2013	2012
Depreciation and amortization:
Brazil	$60,261	$57,818	$47,659
Caribbean division	29,142	28,663	26,164
NOLAD	28,565	28,597	26,628
SLAD	19,989	23,172	18,867
Total reportable segments	137,957	138,250	119,318
Corporate and others (i)	8,202	8,607	7,279
Purchase price allocation (ii)	(29,348)	(31,997)	(34,269)
Total depreciation and amortization	$116,811	$114,860	$92,328

Property and equipment expenditures:
Brazil	$100,455	$127,743	$133,734
Caribbean division	18,717	99,565	51,972
NOLAD	23,680	32,533	36,759
SLAD	25,423	51,337	69,672
Others	1,538	2,284	2,341
Total property and equipment expenditures	$169,813	$313,462	$294,478

	As of December 31,
	2014	2013
Total assets:
Brazil	$833,334	$907,406
Caribbean division	444,641	692,689
NOLAD	360,644	412,466
SLAD	291,473	340,795
Total reportable segments	1,930,092	2,353,356
Corporate and others (i)	98,651	114,016
Purchase price allocation (ii)	(233,963)	(287,113)
Total assets	$1,794,780	$2,180,259

(i)
Primarily relates to corporate general and administrative expenses corporate supply chain operations in Venezuela and Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents, a loan receivable with related parties, and a receivable with an independent logistic operator.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. See Note 3 for more details. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled  $1,116,281 and $1,244,311 at December 31, 2014 and 2013, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.           Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay royalties nor dividends.

Revenues and operating income of the Venezuelan operations were $187,588 and  $(74,962), respectively, for fiscal year 2014; $415,932 and $43,939, respectively, for fiscal year 2013; and  $349,570 and  $45,164, respectively, for fiscal year 2012.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes (VEF) per US dollar to 6.30 VEF per US dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 VEF per US dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. In addition, in March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), an auction mechanism applicable only to certain imported products. As a result of these announcements the Company concluded that the new official exchange rate of 6.30 VEF per US dollar was the rate applicable for remeasurement purposes as from February 8, 2013. During fiscal year 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of the exchange rate change.

At December 31, 2013, the Company had participated in only two auctions for a total amount of $1,500, which were executed after year-end. Based on certain factors, including the limited number of SICAD auctions, the Company’s limited access to the SICAD exchange, the restrictions placed on eligible participants and transactions, the amount of US dollars available for purchase through the auctions process, and the historical lack of official information about the resulting SICAD rate, the Company concluded that it would not be appropriate to use rates coming from the SICAD exchange system for financial reporting purposes at December 31, 2013. On January 23, 2014, effective on January 24, 2014, the government of Venezuela announced the creation of a new institution governing exchange rate control called the Foreign Trade Center (CENCOEX), in replacement of the Currency Administration Commission (CADIVI). Based on announcements made by the Venezuelan government, there would only be access to US dollars at a rate of 6.30 VEF per US dollar for the food and other industries deemed a priority. Imports of other products could be included in SICAD auctions depending on the related industry. On the other hand, Exchange Agreement Nº25 issued on January 23, 2014, established that payments related to foreign investments and royalties, among others, must be made at the SICAD exchange rate.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. The Exchange Regime Act became effective as of February 19, 2014. SICAD II is regulated through Exchange Agreement Nº 27 of March 2014, and was expected to serve as an additional source for US dollars, albeit at a higher exchange rate than under SICAD, which as of December 31, 2014 was 49.99 VEF per US dollars. According to the new law, three trading systems exist: (i) a similar mechanism to the one administered by CADIVI, but administered by CENCOEX; (ii) SICAD; and (iii) SICAD II, where PDVSA (Petróleos de Venezuela), the Central Bank of Venezuela and private entities may participate in the acquisition and sale of foreign currency.

As a result of these announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that SICAD would be the applicable exchange rate for dividend’s remittance, based on the advice of legal counsel, the Company concluded that the SICAD exchange rate, amounting to 11.80 VEF per US dollar as of March 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change, the Company recognized a foreign currency exchange loss of $19,697, including a related party receivable denominated in VEF, and a write down of certain inventories of $7,611 within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

21.           Venezuelan operations (continued)

Based on the Company’s lack of access to the SICAD auction system and its ability to settle transactions at the SICAD II rate, the Company concluded that the SICAD II exchange rate, amounting to 49.98 VEF per US dollar as of June 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SICAD II, the Company recognized a foreign currency exchange loss of $38,963 including a related party receivable denominated in VEF, a write down of certain inventories of $9,937 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $45,186 within “Other operating expenses, net”.

During the fiscal year 2014, the Company has participated in 64 SICAD II auctions and successfully executed transactions amounting to VEF 113.6 million, pursuant to which it acquired $2,174. The Company recognized foreign currency exchange losses amounting to $1,358 for transactions carried out before the currency exchange rate change to SICAD II.

During fiscal years 2013 and 2012, the Company performed, through its subsidiaries in the Netherlands and USA, several transactions in promissory notes amounting to VEF 41.0 million and VEF 119.7 million, respectively, pursuant to which it acquired $1,955 and  $13,189, respectively. As a result of these transactions, the Company recognized exchange losses amounting to $4,553 and $9,382 during fiscal years 2013 and 2012, respectively.

In addition to exchange controls, the Venezuelan market is subject to price controls which limits the Company’s ability, to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during fiscal year 2014.

The Company’s business in Venezuela, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

22.           Shareholders’ equity

Authorized capital

The Company is authorized to issue to 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At December 31, 2011 and 2012, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

During fiscal years 2014 and 2013, the Company issued 348,617 and 338,014 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at December 31, 2014 and 2013 the Company had 210,216,043 and 209,867,426 shares issued and outstanding with no par value, consisting of 130,216,043 and 129,867,426 Class A shares, respectively, and 80,000,000 for both years Class B shares.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.           Shareholders’ equity (continued)

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

During fiscal years 2014, 2013 and 2012, the Company declared dividend distributions totaling $50,036, per year. One installment of the 2014 and 2013 distributions amounting to $12,509 was pending of payment at each year-end.

During April and May, 2014, the Company paid dividends on restricted share units under the 2011 Equity Incentive Plan amounting to $382.

Accumulated Other Comprehensive Loss, net of tax

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2014 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2011	$(148,342)	$(47)	$—	$(148,389)
Other comprehensive loss before reclassifications	(8,125)	(4,195)	(1,213)	(13,533)
Net loss reclassified from accumulated other comprehensive loss to net income	—	3,101	—	3,101
Net current-period other comprehensive (loss) income	(8,125)	(1,094)	(1,213)	(10,432)
Balances at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive (loss) gain before reclassifications	(60,669)	537	—	(60,132)
Net (gain) loss reclassified from accumulated other comprehensive loss to net income	—	(164)	382	218
Net current-period other comprehensive (loss) income	(60,669)	373	382	(59,914)
Balances at December 31, 2013	(217,136)	(768)	(831)	(218,735)
Other comprehensive (loss) gain before reclassifications	(85,753)	5,158	(544)	(81,139)
Net gain reclassified from accumulated other comprehensive loss to net income	—	(2,792)	199	(2,593)
Net current-period other comprehensive (loss) income	(85,753)	2,366	(345)	(83,732)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

22.            Shareholders’ equity (continued)

Accumulated Other Comprehensive Loss, net of tax

(i)
Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

23.           (Loss) earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal year ended December 31,
	2014	2013	2012
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(109,333)	$53,854	$114,332
Weighted-average number of common shares outstanding - Basic	210,105,059	209,754,176	209,529,412
Incremental shares from assumed exercise of stock options (a)	—	—	—
Incremental shares from vesting of restricted share units	239,171	344,968	248,646
Weighted-average number of common shares outstanding - Diluted	210,344,230	210,099,144	209,778,058

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.52)	$0.26	$0.55

(a)
Options to purchase shares of common stock were outstanding during fiscal years 2014, 2013 and 2012. See Note 16 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

24.           Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela and Uruguay (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V. (currently Axionlog B.V.), a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of December 31, 2014 and 2013, Axionlog B.V. had borrowed $11,500 and $9,000, respectively, from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.           Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of December 31, 2014 and 2013:

	As of December 31,
	2014	2013
Accounts and notes receivables	$—	$2,754
Other receivables (i)	1,796	16,773
Miscellaneous	14,901	9,664
Accounts payable	7,742	17,694

(i)
As of December 31, 2013 includes receivables amounting to $13.7 million originally nominated in US dollar and later converted into Venezuelan Bolívares Fuertes during February 2014 as mutually agreed upon by the parties. During 2014, the Company recognized a currency exchange loss of $13.3 million, as a result of the currency exchange rate changes. These receivables were canceled as of December 31, 2014.

The following table summarizes the transactions between the Company and the Axionlog Business for the fiscal years ended December 31, 2014, 2013 and 2012:

	Fiscal years ended December 31,
	2014	2013	2012
Food and paper (i)	$(199,801)	$(319,456)	$(321,413)
Occupancy and other operating expenses	(2,251)	(10,327)	(9,795)
Other operating expenses, net (ii)	16,986	—	—
Net interest income	1,387	583	81

(i)
Includes $45,143 of logistics service fees and $154,658 of suppliers purchases managed through Axionlog for the fiscal year ended December 31, 2014;  $48,340 and $271,116, respectively, for the fiscal year ended December 31, 2013; and  $41,853 and $279,560, respectively, for the fiscal year ended December 31, 2012.

(ii)	Related to inventory sales with a cost of $16,986 for the fiscal year 2014 (the net effect on such income statement line was nil). No such transaction took place in the fiscal years 2013 and 2012.

As of December 31, 2014 and 2013, the Company had notes receivable totaling  $224 and  $4,696, respectively, other receivables totaling  $2,580  and $2,404, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling  $1,565 and $1,155, respectively.

25.           Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X in regards to valuation and qualifying accounts for each of the periods presented:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

25.           Valuation and qualifying accounts (continued)

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Translation	Balance at end of period
Year ended December 31, 2014:
Deducted from assets accounts:
Allowance for doubtful accounts	$5,098	$6,567	$(800)	$(1,492)	$9,373
Valuation allowance on deferred tax assets	270,057	76,085	(4,389)	(40,741)	301,012
Reported as liabilities:
Provision for contingencies	14,822	26,360	(25,530)	(3,448)	12,204
Total	$289,977	$109,012	$(30,719)	$(45,681)	$322,589
Year ended December 31, 2013:
Deducted from assets accounts:
Allowance for doubtful accounts	$4,023	$2,687	$(1,473)	$(139)	$5,098
Valuation allowance on deferred tax assets	236,563	43,563	(3,942)	(6,127)	270,057
Reported as liabilities:
Provision for contingencies	20,599	17,273	(19,833)	(3,217)	14,822
Total	$261,185	$63,523	$(25,248)	$(9,483)	$289,977
Year ended December 31, 2012:
Deducted from assets accounts:
Allowance for doubtful accounts	$6,390	$2,065	$(4,682)	$250	$4,023
Valuation allowance on deferred tax assets	223,775	—	(3,378)	16,166	236,563
Reported as liabilities:
Provision for contingencies	65,036	16,355	(57,011)	(3,781)	20,599
Total	$295,201	$18,420	$(65,071)	$12,635	$261,185

(i)	Additions in valuation allowance on deferred tax assets are charged to income tax expense.

Additions in provision for contingencies are explained as follows:

Fiscal year 2014 and 2013 – Relate to the accrual of $26,360 and $17,273, respectively. See Note 17 for details.

Fiscal year 2012 – Relate to the accrual of $15,897 and to certain balance sheet reclassifications amounting to $458. See Note 17 for details.

(ii)	Deductions in valuation allowance on deferred tax assets are charged to income tax expense.

Deductions in provision for contingencies are explained as follows:

Fiscal year 2014 – Correspond to the settlements and reclassifications amounting to $25,413 and $117, respectively, as discussed in Note 17.

Fiscal year 2013 – Correspond to the settlements and reclassifications amounting to $18,876 and $957, respectively, as discussed in Note 17.

Fiscal year 2012 – Correspond to the decrease in the provision as a result of entering into an amnesty program for $28,428, to settlements totaling $27,420 and to reclassifications amounting to $1,163, as discussed in Note 17.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.           Subsequent events

During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a sole foreign exchange mechanism called SICAD, an auction system controlled by Venezuelan government with an initial exchange rate of 12 VEF per US dollars. Furthermore, on February 10, 2015, the Exchange Agreement N°33 established a new open market foreign exchange system called SIMADI (Sistema Marginal de Divisas), with a free-floating exchange rate. The SIMADI’s initial exchange rate published was 170 VEF per US dollars.

There are still uncertainties about the liquidity of the foreign exchange systems recently announced and the Company’s access to U.S. dollars through these mechanisms. The Company will reassess the exchange rate used for remeasurement purposes at the date of the 2015 first quarter financial statements based on any new available information. At December 31, 2014 the Company’s local currency denominated net monetary asset position, which would be subject to remeasurement in the event of further currency exchange rate changes, was $14.6 million (including $18.9 million of cash and cash equivalents). Venezuela’s non-monetary assets were $73.5 million at December 31, 2014 and included approximately $63.0 million of fixed assets could be subject to impairment in case of further devaluations.